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                            September 28, 2022

       Jeffrey MacLeod
       Chief Executive Officer and Director
       KWESST Micro Systems Inc.
       155 Terence Matthews Crescent, Unit #1
       Ottawa, Ontario, K2M 2A8

                                                        Re: KWESST Micro
Systems Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 16,
2022
                                                            File No. 333-266897

       Dear Mr. MacLeod:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1 filed September 16, 2022

       Capitalization and Indebtedness, page 37

   1. Please revise to reflect the $400,000 unsecured loans issued on August 29, 2022 and the
                                                        CAD$344,000 common
shares issued on July 14, 2022, in a separate column before the column "As adjusted for
IPO". Further, revise the "As adjusted for IPO" column to reflect the repayment of
outstanding loans from the proceeds of the offering, as disclosed on page
                                                        38. Similar revisions
should be made to the disclosures on page 15. Also, revise your dilution disclosures on
page 97 to give effect to these transactions.
 Jeffrey MacLeod
FirstName LastNameJeffrey
KWESST Micro    Systems Inc.MacLeod
Comapany 28,
September  NameKWESST
              2022        Micro Systems Inc.
September
Page  2   28, 2022 Page 2
FirstName LastName
Use of Proceeds, page 38

2. We note your revised disclosure stating that a portion of the proceeds from your offering will be used to repay outstanding loans. To the extent known, please revise here and in the prospectus summary to indicate the amount of proceeds that will be used to repay outstanding loans. If a material part of the proceeds will be used to repay indebtedness, please describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.
Material Contracts, page 115

3. We note you do not identify the lenders party to your March 2022 or August 2022 unsecured loan agreements nor are they identified in the loan agreements filed as Exhibits
         10.10 or 10.18 to your registration statement. Please identify the lenders party to these agreements in your disclosure or advise. Refer to Item 10.C of Form 20-F. We also note your disclosure that the "Second Loan contains certain provisions allowing us to apply to the TSX Venture Exchange to repay the principal amount by issuing Common Shares in accordance with the rules and regulations of the TSX Venture Exchange." Please file a copy of each August 2022 loan agreement as an exhibit to your registration statement or advise.
General

4. The revisions to your registration statement indicate that you intend to conduct your registered public offering in the United States concurrently with a Canadian offering pursuant to the exclusion from the registration requirements of the Securities Act afforded by Rule 903 of Regulation S. We note that you have published offering information on your company website about your concurrent Regulation S offering.
         Please confirm that you are taking steps to distinguish the Regulation S and U.S. domestic offering materials and tell us how you will comply with the prohibition on directed selling efforts in Regulation S to the extent the offering material on the website could be deemed to have the effect of conditioning the market in the United States.
5. Please revise your cover page and disclosure throughout the prospectus to indicate, if true, that there is no assurance that the Canadian offering will close and that you will receive $3 million from the Canadian offering.
 Jeffrey MacLeod
FirstName LastNameJeffrey
KWESST Micro    Systems Inc.MacLeod
Comapany 28,
September  NameKWESST
              2022        Micro Systems Inc.
September
Page  3   28, 2022 Page 3
FirstName LastName
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Richard Raymer